Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
SUPERVALU INC.:
We consent to the use of our report dated April 27, 2009, with respect to the consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 28, 2009 and February 23, 2008, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2009, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of February 28, 2009, incorporated herein by reference.
Our report refers to the Company’s adoption of the measurement provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” on February 25, 2007.
/s/ KPMG LLP
Minneapolis, Minnesota
April 27, 2009